UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                SPECIALIZER, INC.
                                (Name of Issuer)

                    Common Shares with a par value of $0.001
                         (Title of Class of Securities)

                                   84748T 107
                                 (CUSIP Number)

                                Specializer, Inc.
                      Hebaliang Industry Park Hangkong Road
                              Laifeng Country Enshi
                   Autonomous Prefecture, Hubei, China 445700
                             Tel: (86) 718 682 8576
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 January 7, 2013
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 84748T 107                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wenping Luo
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Wenping Luo is a citizen and resident of China
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     15,100,000 common shares
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     n/a
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       15,100,000 common shares
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     n/a
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    15,100,000 common shares
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    78.05% based on 19,346,000 common shares issued and outstanding as of January 15, 2013
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 84748T 107                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

This Statement relates to common shares with a par value of $0.001 of Specializer, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Hebaliang Industry Park Hangkong Road Laifeng Country Enshi, Autonomous Prefecture, Hubei, China, 445700.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  The name of the Reporting Person is Wenping Luo.

     (b) Mr. Luo's address is Hangkonglu, Xiangfengzhen, Laifengxian, Hubei, China.

     (c)  Mr. Luo is a businessman.

     (d) Mr. Luo has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Luo has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Luo is a citizen and resident of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Mr. Luo purchased an aggregate of 15,100,000 shares of the Issuer's common stock, at approximately $0.0079 per share or $120,000, pursuant to a stock purchase agreement, dated as of December 21, 2012, among Mr. Luo, Liby Weinstock and Simon Bar-Tal, the Issuer's former officers and directors. These shares were purchased from Mr. Luo's personal funds. Following the closing of the transaction, on January 7, 2013, Mr. Luo holds 78.05% of the Issuer's issued and outstanding shares of common stock.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction described above was for investment. Depending on market conditions and other factors, Mr. Luo may acquire additional shares of the Issuer's common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Luo also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Luo expects to evaluate on an ongoing basis the investment in the Issuer, and may from time to time acquire additional or dispose of shares of common stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Issuer or the common stock held by the Mr. Luo to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement. Mr. Luo may act independently in evaluating and effecting any such transactions.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 84748T 107                                           Page 4 of 5 Pages
--------------------                                           -----------------


As of the date hereof, except as described above, Mr. Luo does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of January 15, 2013, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Luo was 15,100,000 common shares, or approximately 78.05% of the Issuer.

     (b) Mr. Luo has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 15,100,000 shares of common stock of the Issuer.

     (c) Other than as described in Item 3 above, Mr. Luo has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

     (d)  N/A

     (e)  N/A

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 84748T 107                                           Page 5 of 5 Pages
--------------------                                           -----------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Luo and any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Stock Purchase Agreement, dated as of December 21, 2012 and closed January 7, 2013, furnished as Exhibit 10.1 to the Form 8-K filed on January 10, 2013 and is incorporated herewith by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2013
-------------------------------------
Dated


/s/ Wenping Luo
-------------------------------------
Signature

Wenping Luo
-------------------------------------
Name/Title